Westway Group, Inc. 365 Canal Street, Suite 2900 New Orleans, LA 70130 (504) 525-9741 Main • (504) 636-4316 Fax www.westway.com

February 10, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Westway Group, Inc.
Registration Statement on Form S-3
Registration No. 333-164289

Ladies and Gentlemen:

Pursuant to Rule 461of the General Rules and Regulations under the Securities Act of 1933, as amended, Westway Group, Inc. (the “Registrant”) hereby requests that the effectiveness of the afore-mentioned Registration Statement be accelerated so that it will become effective as of 12:00 p.m., Eastern Time, on February 11, 2010, or as soon thereafter as practicable.

The Registrant acknowledges that:

1.             should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.             the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTWAY GROUP, INC.

/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr.
Chief Financial Officer